SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                Amendment No. 1

                                       To

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                       of

                                    FORM 10-K
                       For Period Ended: February 28, 1997


                          MEDISCIENCE TECHNOLOGY CORP.
                              (Name of Registrant)


                               1235 Folkestone Way
                          Cherry Hill, New Jersey 08034
                     (Address of Principal Executive Office)


                                    33-51218
                            (Commission File Number)











                Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.




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
                        Part II. Rule 12b-25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check appropriate box.)

[X]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ]      (b)      The subject annual report on Form 10-K or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; and

[ ]      (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.


                               Part III. Narrative

         State below in reasonable detail the reasons why Form 10-K could not be filed within the prescribed time period.

         On May 23, 1997, the registrant filed its Form 12b-25 with the Securities and Exchange Commission in which it represented that its Annual Report on Form 10-K would be filed on before June 13, 1997, the 15th calendar day following the prescribed due date for the filing of such Annual Report. Although the registrant believed in good faith when it filed such Form 12b-25 that it could comply with such 15-day period, it is now apparent that the registrant will not be able to comply with such representation without unreasonable effort and expense.

         The registrant is a development stage company which, at present, has only one non- research full time employee, its Chairman of the Board, Peter Katevatis. In the period since May 23, 1997, Mr. Katevatis has devoted substantially all of his time and efforts to the negotiation and supervision of existing and prospective business relationships which are of crucial importance to the registrant's future. Despite this prioritization of Mr. Katevatis' time, the registrant expects to be able to file its Annual Report on Form 10-K on or prior to June 27, 1997.

         The delay in filing the registrant's Annual Report on Form 10-K is not due to any change in or disagreement with the registrant's accountants on financial statement disclosure.










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
                           Part IV. Other Information

(1) Name and telephone number of person to contact in regard to this notification

         Peter Katevatis               (609)        428-7952
            (Name)                 (Area code)  (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X] Yes [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 [ ] Yes [X] No



         Mediscience Technology Corp. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date:  June 13, 1997                       By:      /s/ Peter Katevatis
                                                    -------------------
                                                    Name:  Peter Katevatis
                                                    Title: Chairman of the Board
















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